Exhibit 99.10

IMPERIAL TOBACCO ANNOUNCES APPOINTMENTS OF NON-EXECUTIVE DIRECTORS

Imperial Tobacco Group PLC is pleased to announce, with immediate effect, the appointment of Charles Knott and Ken Burnett as Non-Executive Directors of the Company.

These appointments form part of an ongoing review of Board membership to ensure that an appropriate level of independent Non-Executive Directors is maintained, through orderly succession.

Mr Knott, 51, is a Director of ICI plc and Chairman and Chief Executive of Quest International, ICI’s flavours and fragrances business based in The Netherlands. He was appointed to ICI’s Board in 2004. Mr Knott was previously a long-term executive at National Starch, owned by Unilever until 1997, where he fulfilled a variety of international assignments.

Mr Burnett, 53, was President, Asia Pacific of Allied Domecq from 1996 until its acquisition by Pernod Ricard in 2005. Prior to joining Allied Domecq, Mr Burnett held a number of senior management positions in the Asia Pacific region with Seagram, Interbrew and International Distillers & Vintners Ltd (now part of Diageo).

Derek Bonham, Imperial Tobacco Group Chairman, said:

“I am delighted to welcome Charles and Ken to the Board. Charles has a wealth of varied international experience and Ken brings extensive knowledge of Asia and the consumer sector. Their skills and expertise will be valuable additions to the Board as we continue to focus on the profitable development of the business”.

ENQUIRIES

Simon Evans, Group Media Relations Executive	+44 (0) 117 933 7375

John Nelson-Smith, Investor Relations Manager	+44 (0) 117 933 7032

Imperial Tobacco Group PLC	+44 (0) 117 963 6636